UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   ----------------

                                 SCHEDULE 13D
                                 (Rule 13d-1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            INTERWEST HOME MEDICAL
                               (Name of Issuer)

                          COMMON STOCK, No PAR VALUE
                        (Title of Class of Securities)

                                 461114P 20 9
                                (CUSIP Number)

                              Elizabeth D. Davis
                              7100 Crooked Tree
                           Anchorage, Alaska 99516
                                (907)346-1883
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 5, 1997
           (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
               13d-1 (b) (3) or (4), check the following box _.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D

- - ---------------------------------     --------------------------------
CUSIP NO.    46114P 20 9                        Page 1 of 3
- - ---------------------------------     --------------------------------

- - ----------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

       Elizabeth D. Davis         SS# ###-##-#### [optional]
- - ----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)_________________________________________
         (b)_________________________________________

- - ----------------------------------------------------------------------
3      SEC USE ONLY


- - ----------------------------------------------------------------------
4      SOURCE OF FUNDS*

        PF, SC
- - ----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|


- - ----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
- - ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER             232,500

8.    SHARED VOTING POWER           0

9.    SOLE DISPOSITIVE POWER        232,500

10.   SHARED DISPOSTIVE POWER       0

---------------------------------------------------------------------------

- - ----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         232,500
- - ----------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                      |_|

- - ----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.78%

- - ----------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

          IN
- - ----------------------------------------------------------------------

Item 1.    Security and Issuer.

      The name of the issuer with respect to which this Schedule 13D is being filed is Interwest Home Medical, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 235 East 6100 South, Salt Lake City UT, 84107-7349. This statement relates to the Issuer's Common Stock, no par value (the "Common Stock").


Item 2.    Identity and Background.

     (a) This Schedule 13D is being filed on behalf of Elizabeth D. Davis (the "Reporting Person").

     (b)  Mrs. Davis' home address is 7100 Crooked Tree, Anchorage, AK 99516.

     (c)  Mrs. Davis is an officer of a subsidiary of the Issuer.

     (d)  Mrs.  Davis has not,  during the last five years,  been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mrs. Davis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mrs. Davis is a United States citizen.


Item 3.    Source and Amount of Funds or Other Consideration.

    Beneficial
      Shares       Source and Amount of Funds
      ------         --------------------------
     232,500       These  Shares were issued in a merger  transaction  in
                   exchange  for shares of a company acquired by the Issuer.

Item 4.    Purpose of Transaction

      The acquisition of Common Stock has been made by Mrs. Davis for investment purposes. Although Mrs. Davis has no present intention to do so, he may make additional purchases or make sales of Common Stock either in the open market or in privately negotiated transactions.

      Except as set forth in this Item 4, Mrs. Davis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mrs. Davis reserves the right to propose or participate in future transactions which may result in one or more of such actions.


Item 5.    Interest in Securities of the Issuer.

     (a)  Mrs. Davis  beneficially owns 232,500 shares of Common Stock (See Item
          3). This represents 5.78% of the issued and outstanding Common Stock.

     (b) Mrs. Davis has sole voting power and dispositive power with respect to the shares of Common Stock.

     (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5:

     (d) No person other than Mrs. Davis has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mrs. Davis.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
            with Respect to Securities of the Issuer.

      None


Item 7.   Material to be Filed as Exhibits.

     Agreement and Plan of Merger between Issuer, Northwest Homecare, Inc., Charles E. Davis and Elizabeth D. Davis dated August 13,1997.


                                    /s/ Elizabeth D. Davis
                                   ------------------------------------------
                                   Elizabeth D. Davis

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      September 15, 1997             /s/ Elizabeth D. Davis
                                         --------------------------------
                                          Elizabeth D. Davis

                         AGREEMENT AND PLAN OF MERGER




                                 BY AND AMONG




                          INTERWEST HOME MEDICAL, INC.
                              a Utah Corporation

                                      AND

                           NORTHWEST HOMECARE, INC.
                             a Alaska Corporation


                                      AND

                 THE SHAREHOLDERS OF NORTHWEST HOMECARE, INC.

                               TABLE OF CONTENTS


ARTICLE I
DEFINITIONS..................................................................1

ARTICLE II
THE MERGER...................................................................4
      2.1.  The Merger.......................................................4
      2.2.  Effective Time...................................................4
      2.3.  Conversion of NWH Securities.....................................4
      2.4.  Effect of Conversion.............................................4
      2.5.  Conversion of Capital Stock of Merger Sub........................4
      2.6.  Exchange of Shares...............................................5
      2.7.  Reorganization...................................................5
      2.8.  Registration Rights . . . . . . . . . . . . . . . . . . . . . .  5
            -------------------

ARTICLE III
THE SURVIVING CORPORATION AND AFFIRMATIVE COVENANTS..........................5
      3.1.  Surviving Corporation............................................5
      3.2.  Articles of Incorporation........................................5
      3.3.  Bylaws...........................................................5
      3.4.  Directors and Officers of NWH....................................6
      3.5.  Effect of Merger.................................................6
      3.6.  Employment Matters ..............................................6
      3.7.  Non-Competition Agreement........................................6

ARTICLE IV
CLOSING......................................................................6
      4.1 Closing............................................................6
      4.2 Documents at Closing...............................................7

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS AND NWH.......................8
      5.1.  Shareholders.....................................................8
      5.2.  Restricted Shares to be Issued...................................8
      5.3.  Organization.....................................................8
      5.4.  Capitalization.................................................. 8
      5.5.  Reorganization and Securities Related Expenses.................. 9
      5.6.  Authority Relative to this Agreement............................10
      5.7.  Approvals and Consents; Non-Contravention.......................10
      5.8.  Articles of Incorporation and Bylaws............................11
      5.9.  Financial Statements............................................11
      5.10.  No Undisclosed Material Liabilities............................12
      5.11.  Absence of Certain Changes or Events...........................12

      5.12.  Real Property Leaseholds.......................................14
             ------------------------
      5.13.  Accounts Receivables...........................................14
             --------------------
      5.14.  Product Liability..............................................14
             -----------------
      5.15.  Inventory......................................................14
             ---------
      5.16.  Intellectual Property..........................................14
             ---------------------
      5.17.  Litigation and Proceedings.....................................14
             --------------------------
      5.18.  Compliance with Laws, Rules and Regulations....................15
             -------------------------------------------
      5.19.  Business Practices.............................................15
             ------------------
      5.20.  Contracts......................................................15
             ---------
      5.21.  Material Contract Defaults.....................................15
             --------------------------
      5.22.  Taxes and Tax Returns..........................................16
             ---------------------
      5.23.  No Subsidiaries................................................16
             ---------------
      5.24.  Title and Related Matters......................................16
             -------------------------
      5.25.  Insurance .....................................................17
             ----------
      5.26.  Environmental Matters..........................................17
             ---------------------
      5.27.  Employees......................................................18
             ---------
      5.28.  Relationships with Associates and Affiliates...................18
             --------------------------------------------
      5.29.  Brokers........................................................19
             -------
      5.30.  NWH Schedules..................................................19
             -------------
      5.31.  Information....................................................20
             -----------

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF INTERWEST......................20
      6.1.  Organization....................................................21
      6.2.  Capitalization..................................................21
      6.3.  Authority Relative to this Agreement............................21
      6.4.  Reorganization Related Representations..........................21
      6.5.  Approvals and Consents; Non-Contravention.......................22
      6.6.  Financial Statements............................................23
      6.7.  Information.....................................................23
      6.8.  Compliance with Laws, Rules and Regulations.....................24
      6.9.  Brokers.........................................................24
      6.10. Additional Information Available................................24

ARTICLE VII
CONDUCT PRIOR TO CLOSING....................................................24
      7.1.  Conduct of Business.............................................24
      7.2.  Additional Covenants by NWH and NWH Shareholders................24
      7.3.  Access..........................................................25
      7.4.  Compliance with Blue Sky Law....................................26
      7.5.  Disclosure Supplements, Etc.....................................26
      7.6.  Reasonable Efforts..............................................26
      7.7.  Public Announcements............................................26

ARTICLE VIII
CONDITIONS OF SHAREHOLDERS..................................................26

      8.1.  Representations.................................................26
            ---------------
      8.2.  Compliance......................................................27
            ----------
      8.3.  No Material Adverse Change......................................27
            --------------------------
      8.4.  Certificate of Interwest........................................27
            ------------------------
      8.5.  Absence of Litigation...........................................27
            ---------------------
      8.6.  Employment Agreements...........................................27
            ---------------------
      8.7.  Certificate.....................................................27
            -----------

ARTICLE IX
CONDITIONS OF INTERWEST.....................................................27
      9.1.  Representations.................................................27
      9.2.  Compliance......................................................27
      9.3.  No Material Adverse Change......................................28
      9.4.  Certificates of Shareholders....................................28
      9.5.  Absence of Litigation...........................................28
      9.6.  Good Standing...................................................28
      9.7.  Investment Letters..............................................28
      9.8.  Form 8-K Financial Statements...................................28
      9.9.  Employment Agreements...........................................28
      9.10.  Non-Competition Agreement......................................28
      9.11.  Consents.......................................................28
      9.12.  Certificates...................................................28

ARTICLE X
INDEMNIFICATION, SURVIVAL, TERMINATION AND EXPENSES.........................29
      10.1.  Nature and Survival of Representations.........................29
      10.2.  Indemnification and Payment of Damages by Shareholders.........29
      10.3.  Indemnification and Payment of Damages by Interwest............29
      10.4.  Procedure for Indemnification - Third Party Claims.............30
      10.5.  Procedure for Indemnification - Other Claims...................31
      10.6.  Exclusive Remedies.............................................31
      10.7.  Termination....................................................31

ARTICLE XI
MISCELLANEOUS...............................................................32
      11.1.  Notices........................................................32
      11.2.  Entire Agreement...............................................33
      11.3.  Effect; Assignment.............................................33
      11.4.  Amendments; Waivers............................................33
      11.5.  Further Assurances.............................................33
      11.6.  Headings.......................................................33
      11.7.  Counterparts...................................................33
      11.8.  Severability...................................................33
      11.9.  Governing Law..................................................33
      11.10.  Legal Fees and Expenses.......................................34

Attachments

Exhibit "A" -     Articles of Merger
Exhibit "B" -     List of NWH Shareholders
Exhibit "C" -     Employment Agreement
Exhibit "D" -     Non-Competition Agreement
Exhibit "E" -     Registration Rights Agreement
Exhibit "F" -     Investment Letter
Exhibit "G-1"-    NWH Legal Opinion
Exhibit "G-2"     Interwest Legal Opinion
Exhibit "H" -     Indemnity Agreement

                         AGREEMENT AND PLAN OF MERGER


      This Agreement and Plan of Merger ("Agreement") is entered into this ______ day of _______, 1997, by and between Interwest Home Medical, Inc., a Utah corporation ("Interwest); NW Merger Sub, Inc., a Utah corporation and the wholly-owned subsidiary of Interwest (" Merger Sub"); Northwest Homecare, Inc., an Alaska corporation, ("NWH"); and Charles Davis and Elizabeth Davis, the Shareholders of NWH ("Shareholders").

                                   RECITALS

      The Boards of Directors of Interwest and NWH have each determined that it is advisable and in the best interests of their respective shareholders to enter into this Agreement and to engage in the transactions contemplated hereby pursuant to which Merger Sub will merge into NWH; and the outstanding shares of the common stock of NWH will be converted into shares of common stock of Interwest; and

      The Shareholders have made certain representations to Interwest concerning the status, operations and condition of NWH, which representations are contained in this Agreement; and

      Interwest  has made certain  representations  to NWH and the  Shareholders
concerning   the  status,   operations   and  condition  of   Interwest,   which
representations are contained in this Agreement;

      The Boards of Directors of Interwest, Merger Sub and NWH have approved the Merger agreed to herein;

                                   AGREEMENT

      In consideration of the mutual agreements, representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                   Article I
                                  Definitions

      For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

      "Associate"--when  used to indicate a relationship with any Person,  means
(i) a corporation or organization (other than such Person or a majority-owned subsidiary of such Person) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten (10) percent or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, and (iii) any Affiliate of such Person.

      "Affiliate"--of a Person is a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

      "Contract"--any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

      "Governmental Authorization"--any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

      "Governmental Body"--any:

     (a) nation, state, county, city, town, village, district, or other political subdivision of any nature;

     (b)  federal, state, local, municipal, foreign, or other government;

     (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

     (d)  body  exercising,   or  entitled  to  exercise,   any  administrative,
          executive,  judicial,  legislative,   police,  regulatory,  or  taxing
          authority or power of any nature.

      "IRC"--the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

      "IRS"--the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

      "Knowledge"--an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

     (a)  such individual is actually aware of such fact or other matter; or

     (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

      A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter under the foregoing clauses (a) or (b).

      "Legal  Requirement"--any  federal,  state,  local,  municipal,   foreign,
international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

      "Order"--any award, decision, injunction, judgment, order, ruling or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

      "Ordinary Course of Business"--an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

      "Person"--any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

      "Proceeding"--any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator; provided, however, that any representation or warranty concerning "Proceedings", shall, with respect to audits and investigations, be deemed made only to the Knowledge of the party making such representation or warranty and such party shall not be deemed to be required to make any inquiry of any Governmental Body concerning the pendency of any investigation or audit with respect to itself or the subject matter of the representation

      "Securities Act"--the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

      "Securities Exchange Act "-- the Securities Exchange Act of 1934 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

      "Threatened"--a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing) that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

      "Transaction" -- the Merger provided for and agreed to herein and all employment matters, escrows and other matters and agreements provided for herein.

                                  Article II
                                  The Merger

      2.1. The Merger. Subject to the terms and conditions of this Agreement and the Alaska Corporations Code ("Alaska Statute") and the Revised Business Corporations Act of the State of Utah ("Utah Statute"), at the Effective Time (as defined in Section 2.2 of this Agreement), Merger Sub will be merged with and into NWH (the "Merger") whereupon the separate existence of Merger Sub shall cease and NWH shall be the surviving corporation ("Surviving Corporation").

      2.2. Effective Time. The Merger shall become effective at 2:00 p.m. on the day that properly executed Articles of Merger, substantially in the form attached hereto as Exhibit "A", are duly filed with, and accepted by, the Division of Corporations, Department of Commerce of the State of Utah pursuant to the Utah Statute and with the Alaska Department of Commerce and Economic Development, Division of Banking, Securities and Corporations pursuant to the Alaska Statute. The time and day specified in the preceeding sentence shall be referred to in this Agreement as the "Effective Time" and the day on which the Effective Time occurs is referred to in this Agreement as the "Effective Date".

      2.3. Conversion of NWH Securities. At the Effective Time, all shares of common stock of NWH outstanding ("NWH Common Stock") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted ( "Converted", "Conversion" or "Exchange") into shares of $.01 par value common stock of Interwest ("Interwest Common Stock"). Each share of NWH

Common Stock outstanding immediately prior to the Effective Time shall be Converted into 46.5 shares of Interwest Common Stock. At the Effective Date, there will be 10,000 shares of NWH Common Stock issued and outstanding all of which will be Converted into 465,000 shares of Interwest Common Stock. Attached hereto as Exhibit "B", and by this reference made a part hereof, is a list of the Shareholders of NWH which sets forth the number of shares of NWH Common Stock owned by each and the number of shares of Interwest Common Stock to be issued to each Shareholder in the Conversion.

      2.4. Effect of Conversion. Each share certificate which immediately prior to the Effective Time represented NWH Common Stock, shall be deemed for all purposes at and after the Effective Time to evidence ownership of, and to represent the number of shares of Interwest Common Stock into which the shares of NWH Common Stock represented by such certificate immediately prior to the Effective Time, have been Converted pursuant to Section 2.3 hereof. Each Shareholder of NWH at the Effective Time shall, until such owner's certificate for NWH Common Stock has been surrendered for transfer or exchange, be entitled to exercise any voting and other rights with respect thereto and be entitled to receive any dividends or other distributions, equivalent to the number of shares of Interwest Common Stock into which the shares of NWH Common Stock represented by such certificate have been Converted.

     2.5. Conversion of Capital Stock of Merger Sub. At and as of the Effective Time, each share of the common stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.

      2.6. Exchange of Shares. The exchange of share certificates shall be effected by Interwest. Interwest shall deliver to the Shareholders certificates for the shares of Interwest Common Stock to be Exchanged for stock certificates representing all shares of NWH Common Stock pursuant to the terms of this
Agreement.   Each  holder  of  an  outstanding   certificate   or   certificates
representing NWH Common Stock shall be entitled, upon surrender of such certificate(s) to Interwest, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, to receive a certificate representing the number of shares of Interwest Common Stock into which NWH Common Stock shall have been Converted pursuant to the Merger. All Interwest stock certificates issued to the Shareholders at the Effective Time shall contain a legend substantially in the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR ANY STATE SECURITIES ACT AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES ACTS; (B) INTERWEST HAS BEEN FURNISHED WITH AN OPINION OF COUNSEL, BOTH OF WHICH OPINION AND COUNSEL SHALL BE REASONABLY ACCEPTABLE TO INTERWEST, TO THE EFFECT THAT NO REGISTRATION IS LEGALLY REQUIRED FOR SUCH TRANSFER; OR (C) THESE SECURITIES ARE SOLD IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE ACT.

      On the second anniversary of the Effective Date, the above referenced legend will be removed from the Interwest stock certificates delivered to Sellers.

     2.7. Reorganization. It is the intent of the parties that the Merger will qualify as a tax-free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(E) of the IRC and will report the Merger accordingly for federal, state and local income tax purposes. The parties acknowledge that no Person has obtained an advance ruling from the IRS or a legal opinion as to the tax consequences and effect of the Merger.

                                  Article III
              The Surviving Corporation and Affirmative Covenants

     3.1. Surviving Corporation. In the Merger, Merger Sub shall merge into NWH and NWH shall be the Surviving Corporation.

     3.2. Articles of Incorporation. The Articles of Incorporation of NWH in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

     3.3. Bylaws. The Bylaws of NWH in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended.

     3.4. Directors and Officers of NWH. From and after the Effective Time, the directors and officers of NWH, the Surviving Corporation, shall be as follows:

            Directors                     Officers
            Que H. Christensen            Charles Davis     President
            James E. Robinson             James E. Robinson Vice President
                                          Que H. ChristensenSecretary/Treasurer

      Such officers and directors shall constitute the directors and officers of the NWH to serve in accordance with the Bylaws of NWH until their respective successors have been duly elected or appointed and qualified.

     3.5.  Effect of  Merger.  The Merger  will have the  effects  specified  in
Section 16-10a-1106 of the Utah Statute and Section 10.06.560 of the Alaska Statute.

      3.6. Employment Matters. Interwest believes the post-merger success of NWH is, to some extent, based upon the continued services of key employees of NWH. In connection therewith, Interwest shall, at the Effective Time, enter into an Employment Agreement with Shareholder Charles Davis in the form attached hereto as Exhibit "C".

            3.6.1. Interwest shall not be required to continue any current employee benefit plan of NWH. However, after the Closing Date, Interwest shall offer such employees of NWH continuing in the business the opportunity to participate in the employee benefit plans generally available to Interwest employees. Accordingly, such employees of NWH shall be eligible to participate in any present or future stock option, stock purchase, bonus, retirement, or other employee benefit plans of Interwest on the same basis as employees of Interwest occupying comparable positions. Except as otherwise provided herein, no person who was an employee of NWH prior to the Closing Date shall have any greater rights incident to his employment after the Closing of this Agreement and the Closing Date.

      3.7. Non-Competition Agreements. Each of the Shareholders shall, at the Effective Time, enter into a Non-Competition Agreement with Interwest in the form attached hereto as Exhibit "D"; provided, however, the non-competition agreement of Charles Davis shall be included in the Employment Agreement attached hereto as Exhibit "C" and he shall not be required to enter into a separate Non-Competition Agreement.

      3.8. Registration Rights. Shareholders shall be granted certain Registration Rights which entitle Shareholders to have shares of their Interwest Common Stock registered as set forth in the Registration Rights Agreement in the form of Exhibit "E" attached hereto which shall, at the Effective Time, be entered into by Interwest and the Shareholders.

                                  Article IV
                                    Closing

      4.1. Closing. Prior to the Effective Time, a pre-closing of the Transaction shall take place for the purpose of confirming the satisfaction of, or if permissible, waiver of the conditions set forth in Articles VIII and IX hereof. The pre-closing may be held telephonically. The closing (the "Closing") shall take place on August 14, 1997 at the offices of NWH unless a different time and place is agreed to by the parties. However, in no event will the Closing occur subsequent to September 30, 1997.

     4.2. Documents at Closing. At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

     4.2.1. The Shareholders and NWH will deliver, or cause to be delivered, to Interwest the following:

     (a) Stock certificates for all of the issued and outstanding stock of NWH duly endorsed;

     (b) A certificate from the Alaska Department of Commerce and Economic Development, Division of Banking, Securities and Corporations dated at or about the Effective Date to the effect that NWH is in good standing under the laws of said state;

     (c) An Investment Letter in the form of Exhibit "F" attached hereto from each Shareholder representing that he or she is acquiring the Interwest Common Stock for investment purposes only and not with a view to further distribution;

     (d) A legal opinion in the Form of Exhibit G-1 attached hereto;

     (e) Such other instruments, documents and certificates as are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested in furtherance of the provisions of this Agreement.

     4.2.2. Interwest will deliver or cause to be delivered to the Shareholders:

     (a) Certificates for the Interwest Shares to be issued to the Shareholders;

     (b) A certificate from the Secretary of State of the State of Utah dated at or about the Effective Date to the effect that Interwest is in good standing under the laws of said state;

            (c) A legal opinion in the form of Exhibit G-2 attached hereto; and

            (d) Such other instruments, documents and certificates as are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested in furtherance of the provisions of this Agreement.

            4.2.3. The Shareholders and Interwest shall each execute and deliver at the Closing, the Employment Agreement attached hereto as Exhibit "C", the Non-Competition Agreement attached hereto as Exhibit "D", the Registration Rights Agreement attached hereto as Exhibit "E", and the Indemnity Agreement attached hereto as Exhibit "H".


                                   Article V
                Representations and Warranties of Shareholders

      Each of the Shareholders represents and warrants to Interwest, except as disclosed in this Agreement or in the NWH Schedules, that the statements made in this Article V will be correct and complete at the Effective Time.

      5.1. Shareholders. Each of the Shareholders is the owner of all of the issued and outstanding shares of the capital stock of NWH attributed to such Shareholder on Exhibit "B" and each Shareholder has full legal title to all NWH Common Stock described in Exhibit "B" as being owned by such Shareholder free from any and all claims, liens or other encumbrances. Shareholders have the unqualified right to sell, transfer and dispose of their NWH Common Stock subject to the laws of bankruptcy, insolvency and general creditor's rights. Each Shareholder represents and warrants that, in regards to such Shareholder's shares of NWH, such Shareholder has the full right and authority to execute this Agreement and to transfer his or her shares of NWH Common Stock to Interwest.

      5.2. Restricted Shares to be Issued. Each Shareholder understands and is aware that the issuance of Interwest Common Stock at the Effective Time will be made without registration under the Securities Act or under any state securities laws and that the Interwest Common Stock may not be sold or transferred without registration under the Securities Act and under applicable state securities laws or unless an exemption from such registration is available. Each Shareholder understands that the investment in the Interwest Common Stock is speculative and may remain so for an indefinite period and each Shareholder hereby represents that he or she is able to bear the economic risk of his or her investment in the Interwest Common Stock. All certificates evidencing the Interwest Common Stock shall bear appropriate restrictive legends in accordance with Section 2.6. At the Closing, Shareholders will be granted certain registration rights pursuant to the Registration Rights Agreement attached hereto as Exhibit "E".

      5.3. Organization. NWH is a corporation duly organized, validly existing and in good standing under the laws of the State of Alaska and has all requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted, except where the failure to be so existing and in good standing or to have such power and authority would not in the aggregate have a material adverse effect on the business, operations or financial condition of NWH taken as a whole. NWH is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or jurisdiction which requires such qualification. Attached hereto as
Schedule 5.3, is a copy of a Good Standing Certificate of NWH issued by the State of Alaska.

      5.4. Capitalization. The entire authorized capital stock of NWH consists of 10,000 shares of common stock having no par value, of which 10,000 shares are currently issued and outstanding and of which not more than 10,000 will be issued and outstanding at the Effective Time. There are no outstanding convertible securities, warrants, options, or commitments of any nature which may cause authorized but unissued shares of NWH Common Stock to be issued to any Person. At the Effective Time, all issued and outstanding shares of NWH will have been duly authorized, validly issued, fully paid, and non-assessable, and not issued in violation of the preemptive or other right of any Person.

      5.5.  Reorganization Related Representations.

            5.5.1.There is no plan or intention by the Shareholders to sell, exchange, or otherwise dispose of a number of shares of Interwest Common Stock received in the Merger that would reduce the Shareholders' ownership of Interwest stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding stock of NWH as of the same date. The NWH Common Stock and shares of Interwest Common Stock held by the Shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger are considered in making this representation.

            5.5.2.NWH has no plan or intention to issue additional shares of stock that would result in Interwest losing control of NWH within the meaning of
Section 368(c) of the IRC.

            5.5.3.There is no intercorporate indebtedness existing between Interwest and NWH, or between Merger Sub and NWH, which was issued, acquired, or will be settled at a discount.

            5.5.4.At the Effective Time, shares of NWH Common Stock representing control of NWH as defined in Section 368(c) of the IRC, will be Exchanged solely for voting stock of Interwest.

            5.5.5.At the Effective Time, NWH will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in NWH that, if exercised or converted, would affect Interwest's acquisition or retention of control of NWH, as defined in Section 368(c) of the IRC.

     5.5.6.NWH   is  not  an   investment   company   as   defined   in  Section
368(a)(2)(f)(iii) and (iv) of the IRC.

            5.5.7.On the Effective Date, the fair market value of the assets of NWH will exceed the sum of its liabilities.

            5.5.8. NWH is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the IRC.

            5.5.9. None of the compensation received by any shareholder-employees of NWH will be separate consideration for, or allocable to, any of their shares of NWH Common Stock; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arms-length for similar services.

      5.6. Authority Relative to this Agreement. NWH has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Board of Directors of NWH and have or will be duly and validly authorized by all of the Shareholders and no other corporate action on the part of NWH are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by NWH and by each of the Shareholders and constitutes a valid and binding agreement of NWH and the Shareholders, enforceable against each of them in accordance with its terms subject to the laws of bankruptcy, insolvency, general creditor's rights and equitable principles.

      5.7.  Approvals and Consents; Non-Contravention.

            5.7.1.  Except  as  provided  in  Section  2.2 and as set  forth  in
Schedule 5.7.1, no material consent, material approval, or other material action by, or notice to or material registration or filing with, any Governmental Body is required or necessary to be obtained by NWH or either Shareholder in connection with the execution, delivery or performance of this Agreement by NWH or either Shareholder or the consummation of the Transaction.

            5.7.2. Except as set forth in Schedule 5.7.2, no consent, approval, waiver or other action by any Person under any material Contract, to which NWH or either Shareholder is a party or by which they or any of their assets are bound, is required or necessary for the execution, delivery, and performance of this Agreement by NWH or the consummation of the Transaction. Each Shareholder represents with respect to himself or herself and not with respect to the other Shareholder, that no consent, approval, waiver or other action by any Person under any material Contract to which such Shareholder is a party or by which it or any of its assets is bound, is required or necessary for the execution, delivery, and performance of this Agreement by NWH and the Shareholders, or the consummation of the Transaction.

            5.7.3. The execution, delivery, or performance of this Agreement by NWH and the Shareholders and the consummation of the Transaction will not: (i) violate or conflict with the charter documents or Bylaws of NWH; (ii) violate or conflict with any law, regulation or Order applicable to NWH or any Shareholder or by which they or any of their assets are bound, or any agreement or understanding between any Governmental Body, on the one hand, and NWH on the other hand; or (iii) violate or conflict with, result in a breach of, result in or permit the acceleration or termination of, or constitute a default under any material Contract to which NWH is a party or by which it or any of its assets are bound excluding from the foregoing clauses (ii) and (iii) such violations or conflicts which, in the aggregate, could not reasonably be expected to have a material adverse affect on the business, operations or financial condition of NWH taken as a whole.

            Each Shareholder represents that, as to himself or herself, and not as to any other Shareholder, the execution, delivery and performance of this Agreement by such Shareholder will not: (i) violate or conflict with any law, regulation, or Order applicable to such Shareholder or by which it or any of its assets are bound, or any agreement or understanding between any Governmental Body on the one hand and such Shareholder on the other hand or (ii) violate or conflict with, result in a breach of, or result in or permit the acceleration or termination of, or constitute a default under any material Contract to which such Shareholder is a party or by which it or any of its assets are bound, excluding from the foregoing clause (i) such violations or conflicts which could not reasonably be expected to have a material adverse affect on the ability of such Seller to consummate the Transactions.

      5.8. Articles of Incorporation and Bylaws. Attached hereto as Schedule 5.8 are true and correct copies of the Articles of Incorporation and Bylaws of NWH. Such Articles of Incorporation and Bylaws are in full force and effect and no amendments are pending. NWH is not in violation of any provision of its Articles of Incorporation or Bylaws. Schedule 5.8 also contains all Board of Director minutes and resolutions and all shareholder minutes and resolutions of NWH from January 1, 1994.

     5.9. Financial Statements. Attached hereto as Schedule 5.9 are unaudited financial statements of NWH as of June 30,1997 ("NWH Management Reports") and audited financial statements of NWH for the years ended December 31, 1996 and December 31, 1995 together with the related footnotes and report thereon of Tanner + Co. (the "NWH Audited Financial Statements").

The NWH Management Reports and the NWH Audited Financial Statements are hereafter referred to as the "NWH Financial Statements." The NWH Financial Statements are correct and complete in all material respects and fairly present, in accordance with generally accepted accounting principles, consistently applied, the financial position of NWH as of such dates and the results of operations and changes in financial position for such periods all in accordance with GAAP (in the case of the NWH Management Reports, GAAP as applicable to quarterly financial statements) subject, in the case of the NWH Management Reports, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of the notes (that if presented would not differ materially from those included in the NWH Audited Financial Statements).

            5.9.1. NWH (i) keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect (A) the transactions and dispositions of assets of such entity and (B) the value of inventory calculated in accordance with GAAP, and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management's general or specific authorizations, and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            5.9.2.Neither   NWH  nor  any   employee,   agent,   consultant   or
representative of NWH has made any payment of funds of NWH or received or retained any funds in violation of any applicable law, rule or regulation.

            5.9.3.Each Shareholder represents as to himself or herself, and not the other Shareholder, that he or she has not made any payment of funds of NWH or received or retained any funds in violation of any applicable law, rule or regulation.

      5.10. No Undisclosed Material Liabilities. NWH is not subject to any material liability ($10,000 or more) of any kind whatsoever (whether accrued, absolute, contingent, or otherwise) that are, individually or in the aggregate, material to NWH taken as a whole other than:

     (a) liabilities disclosed or provided for in the most recent NWH Financial Statements;

     (b) liabilities incurred in the Ordinary Course of Business since the date of such NWH Financial Statements;

     (c) liabilities contemplated by and arising under this Agreement or in connection with the Transaction; and

     (d)  liabilities described in Schedule 5.10 attached hereto.

      To the Knowledge of the Shareholders, there is no basis for the imposition of any other liabilities which could reasonably be expected to have a material adverse effect on the business, properties, assets or operations of NWH taken as a whole.

     5.11. Absence of Certain Changes or Events. Except (i) as contemplated by this Agreement; and (ii) as disclosed in Schedule 5.11, since December 31, 1996, NWH has not:

            (a) suffered any change in its business, operations, properties, or condition (financial or otherwise), or prospects which has had, or to Knowledge of Shareholders, could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or operations of NWH taken as a whole;

            (b) suffered any damage, destruction or loss (whether or not covered by insurance) with respect to any of its properties or assets which has had, or to the Knowledge of Shareholders, could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or operations of NWH taken as a whole;

            (c) except in the Ordinary Course of Business, incurred any liability or obligation (absolute, accrued, contingent or otherwise) in an amount in excess of $10,000;

            (d) changed any of its accounting methods, principles or practices;

            (e) revalued any asset, other than due to depreciation or amortization;

            (f) paid, discharged or satisfied any claim, liability or obligation not reflected in the NWH Financial Statements in an amount in excess of $10,000;

            (g) except in the Ordinary Course of Business, entered into any commitment or transaction material to NWH taken as a whole in an amount in excess of $10,000;

            (h) declared, set aside or paid any dividend or distribution in respect of any capital stock, or redeemed, purchased or otherwise acquired any of these securities or modified its capitalization;

            (i) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or otherwise changed the compensation payable or to become payable to any officer or key employees of NWH;

     (j) except in the Ordinary Course of Business, canceled or written off any debts or waived any claims in an amount in excess of $10,000;

            (k) except in the Ordinary Course of Business, transferred any assets in an amount in excess of $10,000 or made capital expenditures and commitments in an amount in excess of $10,000 in the aggregate;

            (l) paid or loaned (other than payment of salaries or benefits or reimbursement of expenses) any amount to, or sold, transferred or leased any properties or assets to, or entered into any contract with, any of its officers or directors, or any Affiliate or Associate of any of its officers or directors;

            (m) increased its reserves for bad debts, guaranteed any obligation, except in the Ordinary Course of Business, or indemnified any Person; or

            (n) agreed (whether or not in writing) to do any of the foregoing.

     5.12. Real Property Leaseholds. NWH leases its facilities pursuant to the leases identified in the attached Schedule 5.12. NWH is not bound by any other real property leases and NWH does not own any real property.

      5.13. Accounts Receivables. To the Knowledge of Shareholders, all of NWH's accounts receivable arose in the Ordinary Course of Business, are "arms length" and bona fide, and are correctly reflected in NWH's books and records. To the Knowledge of Shareholders, all of NWH's accounts receivable (net of reserves for doubtful accounts set forth on NWH's financial records) are collectible in accordance with their terms. To the Knowledge of Shareholders, none of NWH's accounts receivable or contracts is subject to any set off, counterclaim or adjustment by reason of any product liability, breach of warranty, contract, accounting error or other claim.

     5.14. Product Liability. To the Knowledge of Shareholders, there is and has been no material defect in and no breach of express or implied warranties or representations involving any product manufactured, shipped, sold or delivered by or on behalf of NWH.

      5.15. Inventory. All items of NWH's inventory and related supplies are merchantable or suitable and useable for sale in the ordinary course of business as first quality goods at normal mark-ups, none of such items is obsolete or below standard quality and each item of such inventory reflected in NWH's Financial Statements and is so reflected on the basis of a complete physical count and is valued at the lower of cost or fair market value in accordance with generally accepted cash basis accounting principles consistently applied.

      5.16. Intellectual Property. Schedule 5.16 hereto contains a complete list and description of all NWH's United States and foreign (a) patents and patent applications; (b) trademark registrations and applications for trademark registrations; (c) copyright registrations and applications for copyright registrations; (d) unregistered trademarks, trade names, service marks and copyrights; and (e) unpatented trade secrets. NWH wholly owns the exclusive rights to all of the above-described intellectual property and there are no existing or known threatened claims of any third party challenging the ownership, scope or validity of any of the said intellectual property; to the Knowledge of Shareholders, there is no infringing use by any person or entity of any of the intellectual property; and to the Knowledge of Shareholders, there has been no disclosure of any of the trade secrets to any person other than persons who have executed confidentiality/non-competition agreements.


      5.17. Litigation and Proceedings. Except as set forth in the Schedule 5.17, there is no claim or Proceeding pending or, to the Knowledge of any of the Shareholders, Threatened against NWH or any Shareholder, or any property or asset of NWH, by any Person or any Governmental Authority which (i) is reasonably likely to have, individually and in the aggregate, a material adverse effect on the business, assets or operations of NWH taken as a whole or (ii) seeks to delay or prevent the consummation of the Transaction. As of the date hereof, neither NWH nor any property or asset of NWH, is subject to any Order. To the Knowledge of the Shareholders, there is no basis for any claim, action or Proceeding against NWH which could reasonably be expected to have a material adverse effect on the business assets, operations or financial condition of NWH taken as a whole.

      5.18. Compliance with Laws, Rules and Regulations. Schedule 5.18 sets forth all material Governmental Authorizations (or requests or applications therefor) pursuant to which NWH carries on its business. To the Knowledge of the Shareholders, NWH complies with all applicable federal laws, rules, regulations and all applicable state and local laws, rules and regulations relating to the operation of its business, except to the extent that non-compliance could reasonably be expected to materially and adversely affect the business, operations, properties, assets or condition of NWH taken as a whole or except to the extent that non-compliance would not result in the occurrence of any material liability for NWH taken as a whole.

      5.19 Business Practices. NWH is not engaged in any activity, whether alone or in concert with one or more of its clients, which would constitute a violation of any federal laws or the laws of any state (including, but not limited to, (i) federal anti-fraud and abuse or similar laws pertaining to Medicare, Medicaid, or any other federal health or insurance programs; (ii) state laws pertaining to Medicaid or any other state health or insurance programs; (iii) state or federal laws pertaining to billings to insurance companies, health maintenance organizations, and other managed care plans or to insurance fraud; and (iv) federal and state laws relating to collection agencies and the performance of collection services prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care services, the billing for such services provided to a beneficiary of any state, federal or private health or insurance program or credit collection services, except for such violations which in the aggregate would not have a material adverse effect on the asset, liabilities, results of operations, financial condition, or prospect of NWH. Without limiting the generality of the foregoing, NWH has not, directly or indirectly, paid, offered to pay or agreed to pay, or solicited or received any fee, commission, sum of money, property or other remuneration to or from any person which NWH knows or has reason to believe to have been illegal under any federal or state law.

      5.20. Contracts. Schedule 5.20 sets forth a complete and correct list of all material leases and all material Contracts to which NWH is a party or by which any of its properties or assets are bound. To the Knowledge of the Shareholders, and subject to the laws of bankruptcy, insolvency, general creditor's rights, and equitable principles, all such leases and Contracts are valid and enforceable in all material respects. For purposes of this Section 5.14, a "Material" agreement is an agreement which can reasonably be expected to involve more than $10,000.

      5.21. Material Contract Defaults. Except as set forth in Schedule 5.21, to the Knowledge of the Shareholders, NWH is not in default under the terms of any outstanding Contract or lease, which is material to the business, operations, assets, or condition of NWH, and no event has occurred or circumstances exist which, with notice or lapse of time or both, would constitute a default under any such Contract or lease other than any defaults which could not reasonably be expected to have a material adverse effect on the business, assets, operations or financial condition of NWH taken as a whole.

      5.22. Taxes and Tax Returns. All Tax Returns with respect to taxes based upon net income filed by NWH since its January 1, 1993 are set forth in Schedule
5.22 attached hereto. NWH has filed all Tax Returns required to be filed by it and has paid and discharged all taxes shown as due thereon and has paid all taxes when due, other than such payments as are being contested in good faith by appropriate Proceedings and as to which sufficient reserves have been established. Neither the IRS nor any other taxing authority or agency, domestic or foreign, is now asserting or, to the Knowledge of the Shareholders, has Threatened to assess against NWH, any deficiency or claim for additional taxes or interest thereon or penalties in connection therewith. NWH has not granted any waiver of any statute of limitations with respect to, or agreed to any extension of the period for the assessment of, any tax. NWH has properly reported on Form 1099 all amounts paid to consultants and no consultant or other person to whom a payment has been made by NWH should be classified as an employee under the IRC.

      All Tax Returns filed by NWH are true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such returns by applicable law. NWH is not a party to any tax sharing agreement.

            5.22.1. The accruals and reserves for taxes reflected in the most recent balance sheet ("NWH Balance Sheet") included in the NWH Financial
Statements are adequate to cover all taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with generally accepted accounting principles consistently applied. The term "tax" or "taxes" means federal state, local, foreign, and other taxes, including without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and property taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties.

     5.23. No Subsidiaries. NWH has no Subsidiaries and does not own any capital stock, security, partnership interest, or other interest of any kind in any corporation, partnership, joint venture, association, limited liability company or other entity.

      5.24. Title and Related Matters. NWH has good and marketable title to all of its assets which are reflected in the NWH Management Reports or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the Ordinary Course of Business), free and clear of all mortgages, liens, pledges, charges or encumbrances, except (i) statutory liens or claims not yet delinquent; (ii) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the assets or properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties or in connection with such assets; and (iii) such liens as are described or referred to in the NWH Financial Statements or in the NWH Schedules. NWH owns, free and clear of any liens, claims, encumbrances, royalty interests and other restrictions or limitations of any nature whatsoever, or otherwise has the legal right to use, any and all procedures, techniques, business plans, methods of management and other information utilized in the conduct of its business or operations, whether or not the value thereof is reflected in the NWH Management Reports. The offices and equipment of NWH that are necessary or used in the operations of its business are in good operating condition and repair, normal wear and tear excepted.

      5.25. Insurance. NWH currently maintains the insurance policies described on the attached Schedule 5.25 which sets out the type of insurance, insurer, policy number, expiration date, whether such insurance is written on a claims made or occurrence basis, the deductible and policy limit.

      5.26.  Environmental Matters.

            5.26.1. NWH (i) has not violated or is in violation of any Environmental Law; (ii) has owned or leased properties (including, without limitation, soils and surface and ground waters) which are contaminated with any Hazardous Substance; (iii) is not liable for any off-site contamination; (iv) actually or potentially (other than as a result of a foreclosure action of a mortgage interest) or, to the Knowledge of NWH and the Shareholders, is not liable under any Environmental Law (including, without limitation, pending or Threatened liens); (v) has not failed to obtain all permits, licenses and other authorization required to be obtained by it under any Environmental Law ("NWH Environmental Permits"); and (vi) has not failed to be in compliance with the NWH Environmental Permits.

            5.26.2. To the Knowledge of Shareholders, NWH does not have any material Environmental Liabilities, and has not had within the five (5) years preceding the date hereof a material release of Hazardous Substances into the environment in violation of any Environmental Law or Environmental Permit.

     5.26.3. For the purposes of this Section 5.26, the following terms have the following meanings:

            "Environmental Laws" shall mean any and all Federal, state and local laws (including case law), regulations, ordinances, rules, judgments, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and governmental restrictions relating to
      (i) human health, the environment or to emissions, discharges or releases of pollutants, contaminants, Hazardous Substances or wastes into the environment; (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the clean-up or other remediation thereof; or (iii) the pollution of the environment or the protection of human health.

            "Environmental Liabilities" shall mean all liabilities, whether vested or unvested, contingent or fixed, which (i) arise under or relate to Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Effective Time.

            "Hazardous Substances" shall mean (i) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resources Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Safe Drinking Water Act (Clean Water Act), the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Substances Control Act; (ii) petroleum and petroleum products including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, natural gas liquids and any mixtures thereof; (iv) radon; (v) any other contaminant; and (vi) any substance with respect to which a Governmental Authority requires environmental investigation, monitoring, reporting or remediation

      5.27. Employees. Schedule 5.27 contains a complete and accurate list of the following information for each employee, consultant, representative or director of NWH, including each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and any change in compensation since December 31, 1995; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, other employee pension benefit plan or employee welfare benefit plan, or any other employee benefit plan or any director plan.

            5.27.1. No employee, consultant, representative or director of NWH is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such employee, consultant, representative or director and any other Person ("Proprietary Rights Agreement") that in any way materially adversely affects or could reasonably be expected to materially adversely affect (i) the performance of his duties as an employee or director of NWH, or (ii) the ability of NWH to conduct its business. To the Knowledge of Shareholders, no director, officer, or other key employee of NWH intends to terminate his employment with NWH.

     5.28. Relationships with Associates and Affiliates.  Except as set forth in
Schedule 5.28, no Shareholder nor any Associate or Affiliate of any Shareholder has, or since January 1, 1994 has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to NWH. Except as set forth in Schedule 5.28, no Shareholder nor any Associate or Affiliate of any Shareholder is, or since January 1, 1994 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with NWH, other than business dealings or transactions conducted in the Ordinary Course of Business at substantially prevailing market prices and on substantially prevailing market terms, or (ii) engaged in competition with NWH with respect to any line of the products or services of NWH (a "Competing Business") in any market presently served by NWH. Except as set forth in Schedule 5.28, no Shareholder and no Associate or Affiliate of any Shareholder is a party to any Contract with, or has any claim or right against, NWH.

     5.29. Brokers. Neither NWH nor any Shareholder, has incurred nor will any of them incur, any brokerage, finder's, or similar fee in connection with the Transaction.

      5.30. Full Disclosure. No representation or warranty in this Article V or in any document delivered by NWH or either Shareholder pursuant to the transactions contemplated by this Agreement, and no statement, certificate, or schedule furnished or to be furnished by NWH or either Shareholder, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material act necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. There is no event, fact or condition that materially and adversely affects the business, assets (including intangible assets), financial condition or results of operations of NWH taken as a whole, or that reasonably could be expected to do so, that has not been set forth in this Agreement.


                                  Article VI
                 Representations And Warranties of  Interwest

      Interwest represents and warrants to each Shareholder and to NWH except as disclosed in this Agreement or in any of the Interwest Schedules, that the statements made in this Article VI will be correct and complete at the Effective Time.

      6.1. Organization. Each of Interwest and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so existing and in good standing or to have such power and authority would not in the aggregate have a materially adverse effect on the business, operations or financial condition of Interwest taken as a whole. Each of Interwest and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or jurisdiction which requires such qualification.

      6.2. Capitalization. The entire authorized capital stock of Interwest consists of 50,000,000 shares of common stock, no par value, of which 3,389,081 shares are currently issued and outstanding. Interwest also has 10,000,000 shares of Preferred Stock authorized, $.01 par value, 300,000 of which are issued and outstanding as Series "A" Preferred Stock. Interwest has granted various options to employee, agents, and management which, upon exercise, will increase the number of shares of Interwest issued and outstanding. Such Options are described in Interwest Schedule 6.2. From and at the Effective Time, all issued and outstanding shares of Interwest, including without limitation, those delivered as provided in Article II, will have been duly authorized, validly issued, fully paid, and non-assessable, and not issued in violation of the pre-emptive or other right of any Person.

      6.3. Authority Relative to this Agreement. Each of Interwest and Merger Sub has the full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction which includes, but is not limited, the issuance of the Interwest Common Stock to the Shareholders in the Merger. The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Board of Directors of Interwest and Merger Sub, and no other corporate action on the part of Interwest or Merger Sub is necessary or required to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by Interwest and Merger Sub and constitutes a valid and binding agreement of Interwest and Merger Sub, enforceable against each of them in accordance with its terms subject to the laws of bankruptcy, insolvency, general creditor's rights, and equitable principles.

      6.4.  Reorganization Related Representations.

            6.4.1.The fair market value of the Interwest Common Stock received by each Shareholder of NWH in the Merger will be approximately equal to the fair market value of the NWH Common Stock surrendered in the Exchange.

            6.4.2.Following the Effective Time, NWH will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets, and at least 90% of the fair market value of Interwest Merger Sub's net assets and at least 70% of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by NWH or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by NWH are included as assets of NWH or Merger Sub, respectively, immediately prior to the Effective Time.

            6.4.3.Immediately prior to the Effective Time, Interwest will be in control of Merger Sub within the meaning of Section 368(c) of the IRC.

     6.4.4 Interwest has no plan or intention to reacquire any of its stock issued in the Merger.

            6.4.5.Interwest has no plan or intention to liquidate NWH, to merge NWH with or into another corporation; to sell or otherwise dispose of the stock of NWH except for transfers of stock to corporations controlled by Interwest; or to cause NWH to sell or otherwise dispose of any of its assets or any of the assets acquired from Merger Sub, except for dispositions made in the Ordinary Course of Business or transfers of assets to a corporation controlled by NWH.

            6.4.6.Merger Sub will have no liabilities assumed by NWH and will not transfer to NWH any assets subject to liabilities in the Merger.

            6.4.7.Following the Effective Time, NWH will continue its historic business or use a significant portion of its historic business assets in its business.

            6.4.8.There is no intercorporate indebtedness existing between Interwest and NWH, or between Merger Sub and NWH, which was issued, acquired, or will be settled at a discount.

            6.4.9.In the Merger, shares of NWH stock representing control of NWH as defined in Section 368(c) of the IRC, will be Exchanged solely for voting stock of Interwest.

     6.4.10. Interwest does not own, nor has it owned during the past five years, any shares of the stock of NWH.

     6.4.11. Interwest is not an investment company as defined in Section 368(a)(2)(f)(iii) and (iv) of the IRC.

            6.4.12. None of the compensation received by any shareholder-employees of NWH will be separate consideration for, or allocable to, any of their shares of NWH stock; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arms-length for similar services.

      6.5.  Approvals and Consents; Non-Contravention.

            6.5.1. Except as provided in Section 2.2, no material consent, material approval, or other material action by, or notice to a material registration or filing with, any Governmental Body is required or necessary to be obtained by Interwest or Merger Sub in connection with the execution, delivery or performance of this Agreement by Interwest or Merger Sub or the consummation of the transactions contemplated by this Agreement.

            6.5.2. No consent, approval, waiver or other action by any Person under any material Contract to which Interwest or Merger Sub is a party or by which they or any of their assets are bound, is required or necessary for the execution, delivery, and performance of this Agreement by Interwest or Merger Sub or the consummation of the Transaction.

            6.5.3. The execution, delivery, or performance of this Agreement by Interwest or Merger Sub and the consummation of the Transactions contemplated by this Agreement will not: (i) violate or conflict with the charter documents or Bylaws of Interwest or Merger Sub (ii) violate or conflict with any law, regulation or Order applicable to Interwest or Merger Sub or by which they or any of their assets are bound, or any agreement between any Governmental Body, on the one hand, and Interwest or Merger Sub on the other hand; or (iii) violate or conflict with, result in a breach of, result in or permit the acceleration or termination of, or constitute a default under any material Contract to which Interwest or Merger Sub is a party or by which they or any of their assets are bound excluding from the foregoing clauses (ii) and (iii) such violations or conflicts which, in the aggregate, could not reasonably be expected to have a material adverse affect on the business, operations or financial condition of Interwest taken as a whole.

      6.6 Financial Statements. Attached hereto as Schedule 6.6 are unaudited consolidated financial statements of Interwest (excluding Merger Sub which is recently formed, has no assets and no liabilities) as of March 31, 1997 ("Interwest Management Reports") and audited consolidated financial statements for the years ended September 30, 1996 and September 30, 1995, together with the related footnotes and report thereon of the auditors rendering such reports (the "Interwest Audited Financial Statements"). The Interwest Management Reports and the Interwest Audited Financial Statements are hereafter referred to as the "Interwest Financial Statements." The Interwest Financial Statements are correct and complete in all respects and fairly present, in accordance with generally accepted accounting principles, consistently applied, the consolidated financial position of Interwest as of such dates and the results of operations and changes in financial position for such periods all in accordance with GAAP, subject, in the case of the Management Reports, to normal recurring year end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of the notes (that if presented would not differ materially from those included in the Interwest Audited Financial Statements).

            6.6.1. Interwest (i) keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect (A) the transactions and dispositions of assets of such entity and (B) the value of inventory calculated in accordance with GAAP, and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets,
(C) access to assets is permitted only in accordance with management's general or specific authorizations, and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            6.6.2.Neither Interwest nor any employee, agent, consultant or representative of Interwest has made any payment of funds of Interwest or received or retained any funds in violation of any applicable law, rule or regulation.

     6.7. Information.  Interwest has heretofore delivered,  and will deliver as
Schedule 6.7, to Shareholders the following reports filed with the Securities and Exchange Commission (collectively "Interwest SEC Reports"):

                  Form 10-KSB             9/30/95
                  Form 10-KSB             9/30/96
                  Form 10-QSB             12/31/96
                  Form 10-QSB             3/31/97
                  Annual Report           1996
                  Proxy Statement for Annual
                     Meeting of ShareholdeMarch 27, 1997

      6.8. Compliance with Laws, Rules and Regulations. Interwest has made all filings ("SEC Filings") with the United States Securities and Exchange Commission ("SEC") that it has been required to make under the Securities Act and the Securities Exchange Act. The Interwest SEC Filings (including Interwest Financial Statements contained therein) except as amended, complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act and to the Knowledge of Interwest none of the SEC Filings contained an untrue statement of material fact or omitted to state a material fact required to be stated therein to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.9. Brokers. Interwest has not incurred nor will it incur any brokerage, finder's, or similar fee in connection with the Transaction.

      6.10. No Undisclosed Material Liabilities. Interwest is not subject to any material liability ($250,000 or more) of any kind whatsoever (whether accrued, absolute, contingent, or otherwise) that are, individually or in the aggregate, material to Interwest taken as a whole other than:

     (a) liabilities disclosed or provided for in the most recent Interwest Financial Statements;

     (b) liabilities incurred in the Ordinary Course of Business since the date of the Financial Statements;

     (c) liabilities contemplated by and arising under this Agreement or in connection with the Transaction; and

            (d) liabilities described in Schedule 6.10 attached hereto.

      6.11. Absence of Certain Changes or Events. Except for liabilities (i) incurred in the Ordinary Course of Business, since March 31, 1997; or (ii) as disclosed in Schedule 6.11, Interwest has not suffered any change in its financial condition, operations, business or prospects which has had, or to Knowledge of Interwest, could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or operations of Interwest taken as a whole;

      6.12. Litigation and Proceedings. Except as set forth in the Schedule 6.12 or disclosed in the Interwest SEC Filings, there are no Proceedings pending or, to the Knowledge of Interwest, Threatened against Interwest or any of its subsidiaries, or any property or asset of Interwest or any of its subsidiaries which (i) is reasonably likely to have, individually and in the aggregate, a material adverse effect on the business, assets or operations of Interwest as a whole.

      6.13. Full Disclosure. No representation or warranty in this Article 6 or in any document delivered by Interwest or Merger Sub pursuant to the transactions contemplated by this Agreement, and no statement, certificate, or schedule furnished or to be furnished by Interwest or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material act necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. There is no event, fact or condition that materially and adversely affects the business, assets (including intangible assets), financial condition or results of operations of Interwest and its subsidiaries taken as a whole, or that reasonably could be expected to do so, that has not been set forth in this Agreement.

      6.14. Additional Information Available. Interwest will make available to each Shareholder the opportunity to ask questions and receive answers concerning the acquisition of Interwest Common Stock in the Transaction, and to obtain any additional information which Interwest possesses or can acquire without unreasonable effort or expense.


                                  Article VII
                           Conduct Prior to Closing

     7.1. Conduct of Business. Prior to the Effective Time, NWH shall conduct its business only in the Ordinary Course of Business.

      7.2. Additional Covenants by NWH and NWH Shareholders. Between the date hereof and the Effective Time, except as contemplated by this Agreement or with the prior written consent of Interwest, which consent shall not unreasonably be withheld, NWH shall not:

     (a)  make any change in its Articles of Incorporation or Bylaws;

     (b) make any change in the authorized or issued shares except as contemplated by this Agreement;

     (c) make any payment or distribution to shareholders (with respect to their stock) or purchase or redeem any shares of capital stock;

     (d) except in the Ordinary Course of Business, mortgage, pledge, or subject to lien or encumbrance any of assets, tangible or intangible;

     (e) except in the Ordinary Course of Business, cancel any debts or claims or waive any rights of value;

     (f) except in the Ordinary Course of Business, incur any indebtedness or guarantees or enter into any commitment or make any material capital expenditures or investments;

     (g) make any loan, accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to, any of its present or former officers or employees;

     (h) make any material change in its method of management, operation, or accounting;

     (i) except in the Ordinary Course of Business, enter into any other material transactions;

     (j) except in the Ordinary Course of Business, hire any Person as an employee;

            (k) adopt any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees;

            (l) grant or agree to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof;

            (m) except in the Ordinary Course of Business, sell or transfer, or agree to sell or transfer, any of its assets, property, or rights or cancel or agree to cancel, any debts or claims;

            (n) except in the Ordinary Course of Business, make or permit any amendment or termination (other than in accordance with its terms) of any material Contract, agreement, or license to which it is a party; or

            (o) agree to do any of the foregoing.

      7.3. Access. NWH shall give access to Interwest (and its auditors, counsel and other authorized representatives) to (i) its premises, books and records, including minute books and stock transfer records, and (ii) all contracts, agreements and documents whether or not listed in the Schedules hereto; provided, however, that any such investigation shall not affect any of the representations and warranties hereunder or the right of any party hereto to rely thereon; and provided further, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of NWH.

            7.3.1. Interwest, NWH and Shareholders agree to keep confidential any information obtained pursuant to their respective inspections under this Agreement unless (i) such information is ascertainable from public sources or is or becomes public other than through the inspecting party or its representatives, or (ii) disclosure of such information is required by applicable securities or other laws. In the event of the termination of this Agreement, each of Interwest, NWH, and the Shareholders agree that they will not disclose, utilize or exploit to their advantage any information obtained from the other pursuant to its examinations under this Agreement, unless necessary to comply with applicable law (with prior notice to the other) or to enforce its rights hereunder.

      7.4. Compliance with Blue Sky Law. The parties shall jointly take such action, make such filings and pay such filing fees as may be reasonably necessary to comply with all applicable state blue sky laws, rules and regulations relating to the issuance of securities in the Transaction.

      7.5. Disclosure Supplements, Etc.. Each of Interwest, NWH and the Shareholders will promptly notify the others of any material event or change in the business or operation of Interwest, Merger Sub or NWH,. respectively. From time to time prior to the Effective Time, Interwest and NWH will supplement or amend their respective Schedules with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement would have been required to be set forth or described in an Interwest Schedule or an NWH Schedule or which is necessary to complete or correct any information in the Interwest Schedules or the NWH Schedules or in any representation or warranty of Interwest, Merger Sub, NWH or either Shareholder which has been rendered inaccurate thereby.

      7.6. Reasonable Efforts. Subject to the provisions hereof, the parties hereto shall use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

      7.7. Public Announcements. Prior to the Effective Time, no announcement or disclosure of the Transaction will be made by any party without the consent of all other parties, which shall not be unreasonably withheld; provided that Interwest may make an announcement if, on the advice of counsel and after reasonable notice to NWH and to the Shareholders it is required to do so under relevant securities laws or NASDAQ rules.


                                 Article VIII
                          Conditions of Shareholders

       The obligation of NWH and the Shareholders to consummate the Transaction is subject to the fulfillment by Interwest prior to or as of the Effective Time, of each of the following conditions, any of which may, at the sole option of NWH and the Shareholders, be waived:

      8.1. Representations. The representations and warranties by or on behalf of Interwest and Merger Sub contained in this Agreement or in any certificate or documents delivered to the Shareholders or to NWH pursuant to the provisions hereof, shall be true in all material respects when made and at the Effective Time as though such representations and warranties were made at and as of such time.

     8.2. Compliance. Interwest and Merger Sub shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Effective Time.

      8.3. No Material Adverse Change. There shall not have occurred (i) any material adverse change since March 31, 1997 in the business, properties, results of operations, financial condition or prospects of Interwest taken as a whole; or (ii) any loss or damage to any of the properties of or assets of Interwest taken as a whole which could reasonably be expected to materially adversely affect or impair their ability to conduct after the Transaction the business now being conducted by it.

      8.4. Certificate of Interwest. Interwest shall have delivered to Shareholders, a certificate of Interwest, dated the Effective Time, and signed by its President to the effect that (i) each of the representations and warranties of Interwest and Merger Sub contained herein is true in all material respects as of the Effective Time; and (ii) Interwest and Merger Sub have performed, in all material respects, all obligations and complied with all covenants required by this Agreement to be performed and complied with by them prior to the Effective Date.

     8.5. Absence of Litigation. There shall not be any material litigation, proceeding or governmental investigation pending, Threatened or reasonably believed by Shareholders to be in prospect pertaining to the Transaction.

     8.6. Employment Agreement. NWH and Interwest shall have executed and delivered to Charles Davis the employment agreement in the form of Exhibit "C" hereto.

     8.7. Registration Rights Agreement. Interwest shall have executed and delivered to Shareholders the Registration Rights Agreement in the form of Exhibit "E" hereto.

     8.8. Indemnity Agreement. Interwest shall have executed and delivered to Shareholders the Indemnity Agreement in the form of Exhibit "H" hereto.

     8.9.  Certificate.  All of the  certificates  and documents  referred to in
Article IV shall have been delivered to the Shareholders by Interwest.


                                  Article IX
                            Conditions of Interwest

       The obligation of Interwest to consummate the Transaction is subject to the fulfillment, by Shareholders and NWH, prior to or as of the Effective Time, of each of the following conditions, any of which may, at the sole option of Interwest, be waived:

      9.1. Representations. The representations and warranties by or on behalf of Shareholders contained in this Agreement or in any certificate or documents delivered pursuant to the provisions hereof shall be true in all material respects when made and at the Effective Time as though such representations and warranties were made at and as of such time.

     9.2. Compliance. Shareholders and NWH shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing at the Effective Time.

      9.3. No Material Adverse Change. There shall not have occurred (i) any material adverse change since June 30, 1997 in the business, prospects, properties, results of operations, financial condition or prospects of NWH taken as a whole; or (ii) any loss or damage to any of the properties of or assets of NWH taken as a whole which could reasonably be expected to materially adversely affect or impair its ability to conduct after the Transaction the business now being conducted by it.

     9.4 Certificates of Shareholders. Each Shareholder shall have delivered to Interwest a certificate of each of them dated the Effective Time, signed by each of the Shareholders to the effect that (i) each of the representations and warranties of shareholders contained herein is true in all material respects as of the Effective Time; and (ii) NWH has in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed and complied with by it prior to the Effective Date.

     9.5. Absence of Litigation. There shall not be any material litigation, proceeding or governmental investigation pending, Threatened or reasonably believed by Interwest to be in prospect pertaining to the Shareholders, NWH, or the Transaction except as disclosed in the NWH Schedules.

     9.6 Good Standing. NWH will be in good standing in the State of Alaska at the Effective Time and shall deliver a Certificate of Good Standing to Interwest at the Effective Time.

     9.7. Investment Letters. The Shareholders shall deliver to Interwest an Investment Letter in the Form of Exhibit "F".

     9.8. Form 8-K Financial Statements. NWH shall deliver to Interwest its financial statements which meet the requirements of Form 8-K as promulgated under the Securities Exchange Act.

     9.9. Employment Agreement. Charles Davis shall have executed and delivered to Interwest employment agreements in the form of Exhibit "C" hereto.

     9.10. Non-Competition Agreement. The Shareholders, except for Charles Davis, shall execute and deliver to Interwest, the Non-Competition Agreement in the form of Exhibit "D" hereto.

     9.11. Consents. Any notices, filings, consents or approvals identified on the Interwest Schedules or on the NWH Schedules shall have been filed, made or obtained.

     9.12.  Certificate.  All of the certificates  and documents  referred to in
Article IV shall have been delivered to the Interwest by NWH and the Shareholders.

                                   Article X
              Indemnification, Survival, Termination And Expenses

      10.1. Nature and Survival of Representations. All representations and warranties made by any party to this Agreement shall survive the Effective Time for three (3) years and the covenants and agreements herein shall survive the closing. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties, and covenants and agreements contained in this Agreement and on the information contained in the Schedules and Exhibits attached hereto and not upon any investigation which it or he might have made or any representations, warrants, agreement, promise, or information, written or oral, made by another party or another Person other than as specifically set forth herein.

      10.2.  Indemnification  and  Payment  of  Damages  by  Shareholders.  Each
Shareholder will indemnify and hold harmless Interwest and its officers and directors (collectively, the "Indemnified Persons"), and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by such Shareholder in this Agreement or in any certificate delivered by such Shareholder pursuant to this Agreement; or (b) any breach by such

Shareholder of any covenant or obligation of such Shareholder in this Agreement; provided, however, that if any Shareholder has "Knowledge" of a matter giving rise to a breach of a representation or warranty and the other Shareholder does not have Knowledge of such matter, then the Shareholder without such Knowledge shall not be liable to any extent to any party on account of such breach of representation or warranty. The Shareholders are jointly and severally, liable for damages with respect to breaches of representations, warranties or covenants. A Shareholder will not have liability under Section 10.2 until the total of all Damages attributed to such Shareholder's breach with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000; provided, however, the maximum amount Shareholders shall be required to pay hereunder for any and all breaches of representations and warranties under this Agreement is Two Million Ninety Two Thousand Five Hundred Dollars ($2,092,500).

      10.3. Indemnification and Payment of Damages by Interwest. Interwest will indemnify and hold harmless Shareholders (collectively the "Indemnified Persons"), and will pay to the Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by Interwest in this Agreement or in any certificate delivered by Interwest or Merger Sub pursuant to this Agreement or
(b) any breach by Interwest of any covenant or obligation of Interwest or Merger Sub in this Agreement. Interwest will not have liability under this Section 10.3 until the total of all Damages attributed to such breach with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000; provided, however, the maximum amount Interwest shall be required to pay hereunder for any and all breaches of representations and warranties under this Agreement is Two Million Ninety Two Thousand Five Hundred Dollars ($2,092,500).

      10.4.  Procedure for Indemnification--Third Party Claims.

            10.4.1. Promptly after receipt by an Indemnified Person under Sections 10.2 or 10.3, of notice of the commencement of any Proceeding against it, such Indemnified Person will, if a claim is to be made by it against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, and with such notice provide a copy of any demand letter, summons or applicable correspondence, and any information with respect to insurance which may cover such claim and information with respect to any third party who may be liable to in connection therewith. The failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying party demonstrates that it is prejudiced by the indemnifying party's failure to give such notice.

            10.4.2. If any Proceeding referred to in Section 10.4.1 is brought against an Indemnified Person and it or he gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the Indemnified Person determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Person and, after notice from the indemnifying party to the Indemnified Person of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this
Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Proceeding, other than reasonable out of pocket costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the Indemnified Person's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Person, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the Indemnified Person's notice is given, give notice to the Indemnified Person of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Person except that the Indemnified Person shall give the indemnifying party seven days prior notice of the terms of any proposed settlement and the Indemnified Person shall not be liable to the extent that any Proceeding is conducted in, or the compromise or settlement is entered into in bad faith.

            10.4.3. Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a
Proceeding  is  reasonably  likely  to  materially  adversely  affect  it or its
Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld). The Indemnified Person shall give the indemnifying party seven days prior notice of the terms of any proposed settlement and the Indemnified Person shall not be liable to the extent that any Proceeding is conducted in, or the compromise or settlement is entered into in bad faith.

            10.4.4. Shareholders hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Shareholders with respect to such a claim anywhere in the world.

      10.5. Procedure for Indemnification--Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice and with such notice provide a copy of any demand letter, summons or applicable correspondence, and any information with respect to insurance which may cover such claim and information with respect to any third party who may be liable to an Indemnified Person in connection therewith. to the party from whom indemnification is sought.

     10.6. Exclusive Remedies. The indemnification  provisions set forth in this
Article 10 are the sole and exclusive remedies that any party may have for breach of any representation, warranty or covenant.

     10.7. Termination. This Agreement may be terminated at any time prior to the Effective Time:

            (a)  by the mutual consent of the Shareholders and Interwest;

            (b) by either the Shareholders or Interwest if the Effective Time has not occurred by September 30, 1997, or such other date, if any, as the parties may agree to in writing;

            (c) by the Shareholders or Interwest if any other party refuses or fails to perform any covenant or agreement required to be performed by it under this Agreement or if any representation or warranty of any other party proves to have been inaccurate or misleading in any material respect at the time it was made or at the Effective Time and the other party refuses or fails after notice to correct or make not misleading any such misrepresentation or warranty; and

            (d) by Interwest or Shareholders for any reason within ten (10) days after they have received all of the NWH Schedules or Interwest Schedules respectively.

      10.8. Effect of Termination. If this Agreement is terminated as permitted by Section 10.7 of this Agreement, such termination will be without liability of any party (or any shareholder, director, officer, employee, agent, consultant, or representative of such party) to the other parties to this Agreement; provided, that if such termination results from the failure of a party to use its or his best efforts to fulfill a condition to the performance of the obligations of the other parties or to perform a covenant of this Agreement or from a breach by any party to this Agreement, such party will be fully liable up to a maximum of $5o,000 for any and all damages, costs, and expenses (including, but not limited to, reasonable counsel fees) sustained or incurred by the other parties as a result of such failure or breach.


                                  Article XI
                                 Miscellaneous

      11.1. Notices. Any notice provided for by this Agreement and any other notice, demand, or communication that any party may wish to send another will be in writing and either delivered in Person, transmitted by telecopier with receipt appropriately confirmed, or sent by registered or certified United States mail, first class postage prepaid, return receipt requested, in a properly sealed envelope, and addressed as follows:

      If to Interwest:

                        James E. Robinson
                        235 East 6100 South
                        Salt Lake City, UT 84107

      with a copy to:   A. O. Headman, Jr.
                        Cohne, Rappaport & Segal
                        525 East 100 South, Fifth Floor
                        Salt Lake City, UT 84102

      If to NWH or the Shareholders:

                        Charles Davis
                        3439 East Tudor Road, Suite 39
                        Anchorage, Alaska 99507

      with a copy to:   William G. Pusch
                        Davis Wright Tremain LLP
                        2600 Century Square
                        1501 Fourth Avenue

                        Seattle, WA 98101

      The parties to this Agreement may change their addresses for notice by notice given in the manner provided above. Any notice, demand, or other communication will be deemed given and effective as of the date of delivery in Person or upon receipt as set forth on the return receipt. The inability to deliver because of changed address of which no notice was given or the rejection or other refusal to accept any notice, demand, or other communication, will be deemed to be the receipt of the notice, demand, or other communication as of the date of such inability to deliver or the rejection or refusal to accept.

      11.2. Entire Agreement. This Agreement, together with all Schedules and Exhibits attached to this Agreement or referenced herein, constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties, including but not limited to the Letter of Intent heretofore entered into by the parties and there are no warranties, representations, or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.

      11.3. Effect; Assignment. This Agreement and all of the provisions of this Agreement will be binding and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns, but, except as expressly provided in this Agreement neither this Agreement nor any of the rights, interests, or obligations under this Agreement will be assigned by operation of law (excluding mergers, changes of domicile or other corporate reorganizations) or otherwise, by any party to this Agreement without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, any rights, remedies, or obligations under or by reason of this Agreement.

      11.4. Amendments; Waivers. No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all parties to this Agreement. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision of this Agreement (regardless of whether similar), nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

      11.5. Further Assurances. At any time and from time to time, after the Effective Date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

     11.6. Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.7. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.8. Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

     11.9. Governing Law. This Agreement shall be governed for all purposes by the laws of the State of Utah applicable to agreements executed and to be wholly-performed in the State of Utah.

      11.10. Legal Fees and Expenses. The prevailing party in any proceeding brought to enforce or interpret any provision of this Agreement shall be entitled to recover its reasonable attorney's fees, costs and disbursements incurred in connection with such proceeding, including, but not limited to the costs of experts, accountants and consultants and all other costs and services reasonably related to the proceeding, including those incurred in any bankruptcy or appeal, from the non-prevailing party or parties.


      IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.
                                          INTERWEST HOME MEDICAL, INC,
                                          a Utah corporation

Dated: August 13, 1997                    By    /s/ James E. Robinson
                                             ------------------------
                                                 James E. Robinson


                                          NW MERGER SUB, INC,,
                                          a Utah corporation

Dated: August 13, 1997                    By    /s/ James E. Robinson
                                             ------------------------
                                                 James E. Robinson


                                          NORTHWEST HOMECARE, INC.
                                          an Alaska corporation

Dated: August 13, 1997                    By    /s/ Charles E. Davis
                                             -----------------------
                                                  Charles E. Davis

                                          NWH SHAREHOLDERS


Dated:August 13, 1997                     By:   /s/ Charles E. Davis
                                             -----------------------
                                                 Charles E. Davis



Dated:August 13, 1997                     By:   /s/ Elizabeth D. Davis
                                              ------------------------
                                                  Elizabeth D. Davis

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